                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 EEX Corporation
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26842V108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 18, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D
CUSIP NO. 26842V108                                                 Page 2 of 12

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warburg, Pincus Equity Partners, L.P.
         I.D. # 13-3986317
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS  [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                                      0
  SHARES                   ----------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    19,845,000*
    BY                     ----------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  0
  PERSON                   ----------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                         19,845,000*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,845,000*
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.9%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

* Represents (i) 9,922,500 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined herein) at an exercise price of $12 per share; (ii) 2,362,500 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined herein) at an exercise price of $12 per share; and (iii) 7,560,000 shares of Common Stock issuable upon exercise of the Series C Warrants (as defined herein) at an exercise price of $12 per share. Each of the Series A Warrants, Series B Warrants and Series C Warrants become exercisable after August 31, 1999. However, the Series C Warrants will be exercisable only as a stock appreciation right unless the Company, prior to July 30, 2002, elects to allow the Series C Warrants to be exercised for shares of Common Stock.

** Based on the number of shares reported as outstanding as of April 30, 1999 by the Company in its Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

                                  SCHEDULE 13D
CUSIP NO. 26842V108                                                 Page 3 of 12

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warburg, Pincus & Co.
         I.D. # 13-6358475
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS  [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                     ----------------------------------
  SHARES
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    21,000,000*
    BY                     ----------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   ----------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            21,000,000*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,000,000*
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.1%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
* Represents (i) 10,500,000 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined herein) at an exercise price of $12 per share; (ii) 2,500,000 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined herein) at an exercise price of $12 per share; and (iii) 8,000,000 shares of Common Stock issuable upon exercise of the Series C Warrants (as defined herein) at an exercise price of $12 per share. Each of the Series A Warrants, Series B Warrants and Series C Warrants become exercisable after August 31, 1999. However, the Series C Warrants will be exercisable only as a stock appreciation right unless the Company, prior to July 30, 2002, elects to allow the Series C Warrants to be exercised for shares of Common Stock.

** Based on the number of shares reported as outstanding as of April 30, 1999 by the Company in its Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

                                  SCHEDULE 13D
CUSIP NO. 26842V108                                                 Page 4 of 12

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1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         E.M. Warburg, Pincus & Co., LLC
         I.D. #13-3536050
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS        [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF
  SHARES                   ----------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    21,000,000
    BY                     ----------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   ----------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            21,000,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,000,000
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.1%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
* Represents (i) 10,500,000 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined herein) at an exercise price of $12 per share; (ii) 2,500,000 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined herein) at an exercise price of $12 per share; and (iii) 8,000,000 shares of Common Stock issuable upon exercise of the Series C Warrants (as defined herein) at an exercise price of $12 per share. Each of the Series A Warrants, Series B Warrants and Series C Warrants become exercisable after August 31, 1999. However, the Series C Warrants will be exercisable only as a stock appreciation right unless the Company, prior to July 30, 2002, elects to allow the Series C Warrants to be exercised for shares of Common Stock.

** Based on the number of shares reported as outstanding as of April 30, 1999 by the Company in its Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

EXPLANATORY NOTE

         This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the common stock, par value $0.01 per share, of EEX Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the common stock of EEX Corporation, par value $0.01 per share.

ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 2500 CityWest Boulevard, Suite 1400, Houston, Texas 77042.

ITEM 2.       IDENTITY AND BACKGROUND.

         (a) This statement is filed by WPEP, WP and EMW (collectively, the "Reporting Entities"). The sole general partner of WPEP is WP. EMW manages WPEP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The general partners of WP and the members of EMW are described in Schedule I hereto.

         (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

         (c) The principal business of WPEP is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P.

         (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 22, 1998, WPEP, along with Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (WPEP, together with these "Netherlands Entities," collectively the "Purchasers") entered into a Purchase Agreement (the "Purchase Agreement") with the Company pursuant to which the Purchasers agreed to purchase from the Company (i) 1,500,000 shares of Series B 8% Cumulative Perpetual Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), of the Company, (ii) ten year warrants to purchase 10,500,000 shares of Common Stock, at an exercise price of $12 per share (the "Series A Warrants"), (iii) seven-year warrants to purchase 2,500,000 shares of Common Stock at an exercise price of $12 per share (the "Series B Warrants") and
(iv) seven-year warrants to purchase 8,000,000 shares of Common Stock at an exercise price of $12 per share (the "Series C Warrants" and collectively with the Series A Warrants and the Series B Warrants, the "Warrants"). The Series B Preferred Stock, the Warrants and the Common Stock underlying the Warrants are collectively referred to herein as the "Securities." Pursuant to the Purchase Agreement, WPEP acquired beneficial ownership of 94.5% of the Securities. The remaining 5.5% of the Securities was allocated to the Netherlands Entities. The total amount of funds required by the Purchasers to purchase the Securities was $150,000,000, and was furnished from the working capital of the Purchasers.

ITEM 4.       PURPOSE OF TRANSACTION.

         The purchases by WPEP of the Securities were effected because of the Reporting Entities' belief that the Company represents an attractive investment. The Reporting Entities may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, not to increase, or to decrease, the size of their investment in the Company.

         The following is a description of the Securities:

         Preferred Stock. Each share of Series B Preferred Stock has a stated value of $100 and is entitled to a dividend of 8% per year, payable quarterly. The dividend rate will be adjusted to a market rate not exceeding 18% after seven years or an earlier Change of Control (as defined in the Purchase Agreement) under certain circumstances ("Dividend Reset Date"). Prior to the Dividend Reset Date, the Company may, at the Company's option, accrue dividends or pay them in cash, additional shares of Series B Preferred Stock or shares of Common Stock. After the Dividend Reset Date, dividends must be paid in cash. On March 31, 1999, the Company declared and paid a dividend on the Series B Preferred Stock in additional shares of Series B Preferred Stock. As a result of such dividend, WPEP received 26,145.315 shares of Series B Preferred Stock and the Netherlands Entities received 1,521.685 shares of Series B Preferred Stock. The Series B Preferred Stock is entitled to a liquidation preference of $100 per share plus accrued and unpaid dividends. The Series B Preferred Stock may be redeemed, in whole but not in part, by the Company at any time for cash at the stated value plus accrued and unpaid dividends. Until the Dividend Reset Date, holders of the Series B Preferred Stock are entitled to cast an aggregate of 8,000,000 votes on matters voted upon by the Company's common stockholders and to a separate class vote on certain matters affecting the Series B Preferred Stock.

         Warrants. The Warrants were issued in the following three series, each exercisable at any time beginning after August 31, 1999 for $12 per share of Common Stock acquired: (a) Series A Warrants to acquire 10,500,000 shares of Common Stock, exercisable for ten years; (b) Series B Warrants to acquire 2,500,000 shares of Common Stock, exercisable for seven years; and (c) Series C Warrants to acquire 8,000,000 shares of Common Stock, exercisable for seven years. Prior to approval by the stockholders of the Company at the Company's annual meeting, the Warrants were exercisable only in the form of a stock appreciation right. As a result, the Warrants were only exercisable for cash equal to the difference between the exercise price and the market price of the Common Stock on the trading day prior to the date of exercise. On May 18, 1999, the Company approved the issuance of shares of Common Stock upon exercise of the Warrants. As a result of such approval, the Series A Warrants and the Series B Warrants became exercisable for shares of Common Stock in accordance with the first sentence of this paragraph. However, pursuant to the terms of the Series C Warrants, Series C Warrants will be exercisable only as a stock appreciation right unless the Company, prior to July 30, 2002, elects to allow the Series C Warrants to be exercised for shares of Common Stock.

         The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment upon the happening of certain events, including (1) the issuance of Common Stock for less than the market price, (2) the issuance of Common Stock as a dividend or distribution on the Common Stock, (3) the subdivision, combination or reclassification of the Common Stock, (4) the issuance or distribution of shares of any class other than Common Stock, (5) the issuance or distribution of evidences of indebtedness of the Company, assets or rights or warrants to holders of Common Stock, (6) the pro rata repurchase of Common Stock, or (7) certain business combinations. Holders of Warrants do not have any voting rights or other rights as stockholders of the Company before the exercise of the Warrants. Whenever the Company issues shares of Common Stock upon exercise of the Warrants, it will issue, together with each share of Common Stock, one right to purchase Series A Junior Participating Preferred Stock of the Company pursuant to the Company's Rights Agreement.

         Certain other provisions and agreements relating to the Securities. The Company and the Purchasers have entered into a Registration Rights Agreement to register under the Securities Act of 1933 the resale of the Series B Preferred Stock, the Warrants and the Common Stock, if any, acquired by the Purchasers upon exercise of the Warrants. The Registration Rights Agreement generally entitles the Purchasers to three demand registrations and unlimited piggyback registrations relating to the Securities.

         In the event of a Change of Control occurring prior to January 8, 2005, the Purchasers will have the right to exchange all or part of the Series B Preferred Stock (and any dividends in Series B Preferred Stock or Common Stock received with respect thereto) and Warrants proportionally for Common Stock at the rate of one share of Series B Preferred Stock (and any dividends in Series B Preferred Stock or Common Stock received with respect thereto) plus seven Series A Warrants plus seven Series B Warrants or Series C Warrants for 18.6047 shares of Common Stock (or, at the


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




Purchasers' election, the stock or other securities or property into which such Common Stock would be converted in such Change of Control) provided that the Company may, under certain circumstances, pay a portion of the exchange in cash. The exchange formula related to a Change of Control may be adjusted upon the occurrence of certain events described in the anti-dilution provisions of the Warrants.

         The Purchasers have the right to designate 15% of the Company's directors (or, in the event the total board seats is less than seven, one director), so long as the Purchasers continue to own 50% or more of the outstanding Preferred Stock or have beneficial ownership of 15% or more of the outstanding Common Stock (after giving effect to the full exercise of the Warrants). So long as the Purchasers continue to have beneficial ownership of 5% or more, but less than 15%, of the outstanding Common Stock (after giving effect to the full exercise of the Warrants), the Purchasers may designate one director. The Purchasers have exercised this right and designated Howard H. Newman, a Managing Director and member of EMW and a general partner of WP, as one of the six current directors. On May 18, 1999, the stockholders of the Company elected Mr. Newman to serve as a director of the Company until the next annual meeting.

         Subject to limited exceptions, the Purchasers have agreed to standstill provisions that (1) restrict the Common Stock that the Purchasers may acquire in addition to the Securities (and any Series B Preferred Stock or Common Stock issuable in respect of the Securities) to 5% of the outstanding Common Stock, provided that, subject to certain exceptions, in no event shall the Purchasers beneficially own shares of capital stock of the Company that would be entitled to cast 35% or more of the aggregate votes entitled to be cast in ordinary circumstances with respect to the election of directors of the Company, (2) prevent the Purchasers from knowingly selling Common Stock or Warrants to a person or group that would beneficially own more than 10% (5% in the case of purchasers who are competitors of the Company) of the outstanding Common Stock after the sale, (3) prevent the Purchasers from participating in a "13(d) group" (as defined in the Purchase Agreement) with respect to the Common Stock, and (4) prevent the Purchasers from seeking, proposing or making any public statement regarding a tender offer or a business combination involving the Company or soliciting proxies. The standstill agreement also limits the Purchasers' voting rights, in connection with matters voted on by holders of Common Stock and on which the Series B Preferred Stock does not have a class vote, to one vote less than 20% of the aggregate number of votes entitled to be cast thereon by the Company's common stockholders or other classes of capital stock. If the Purchasers would otherwise be entitled to cast votes in excess of the standstill agreement's limit, such additional votes will be voted in the same proportion as the votes cast by all other stockholders.

         The standstill provisions will terminate upon the earliest to occur of
(a) any date on or after January 8, 2009 on which the market price per share of the Common Stock is equal to or less than $12 (as appropriately adjusted), (b) any date on which the Purchasers beneficially own less than 10% of the outstanding Common Stock, (c) the consummation of certain business combinations,
(d) the redemption by the Company's board of directors of rights granted under any rights agreement and (e) the Company's board of directors permitting any non-financial person to beneficially own 20% or more, or any financial person to beneficially own more than 35%, of the voting stock of the Company.

         Until the earlier of (a) January 8, 2009 and (b) the date the Purchasers beneficially own less than 10% of the outstanding Common Stock, the Purchasers have certain preemptive rights to purchase their proportionate share (based on the number of shares of Common Stock beneficially owned by the Purchasers giving effect to the exercise of the Warrants compared to the number of outstanding shares of Common Stock on a fully diluted basis) of any equity securities issued for cash in certain private placements.

         The foregoing descriptions of the Securities and certain provisions related thereto are qualified in their entirety by reference to the Purchase Agreement (and the exhibits thereto), which was filed as an exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "Commission") on December 23, 1998 and the Statement of Resolution of the Series B Preferred Stock and the form of Series A Warrant, Series B Warrant and Series C Warrant all of which were filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

         Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in:

              (a) any other acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

              (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

              (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

              (d) any other changes in the board of directors or management of the Company;

              (e) any material change in the present capitalization or dividend policy of the Company;

              (f) any other material change in the Company's business or corporate structure;

              (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

              (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

              (j) any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of May 27, 1999, the Purchasers, WP and EMW may be deemed to beneficially own 21,000,000 shares of Common Stock. As of that date, WPEP may be deemed to beneficially own 19,845,000 of these shares. The Purchasers are controlled by WP. By reason of their respective relationships with WPEP, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which WPEP beneficially owns. The shares of Common Stock that may be deemed to be beneficially owned by the Purchasers, WP and EMW constitute the shares that are issuable upon exercise of the Warrants. As of May 27, 1999, 21,000,000 shares of Common Stock represented approximately 33.1% of the outstanding shares of Common Stock, based on the 42,432,058 shares of Common Stock outstanding as of April 30, 1999, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999.

         As a director of the Company, Mr. Newman is entitled to participate in certain of the stock incentive plans of the Company. In this regard, on May 18, 1999, Mr. Newman was granted (i) 7,618 shares of restricted common stock, which restrictions lapse after five years of service as a director, upon a change of control or upon termination of Mr. Newman's directorship due to death, disability, mandatory retirement or failure to be reelected; (ii) options to purchase 17,182 shares at an exercise price of $6.563 per share, which options have a term of 10 years and become exercisable after six months; and (iii) options to purchase 25,773 shares at an exercise price of $6.563 per share, which options become exercisable upon the obtainment of certain Company performance goals. WP, EMW and WP disclaim beneficial ownership of such securities owned by Mr. Newman.

         (b) Each of the Reporting Entities has shared power to dispose or to direct the disposition of the shares reported as beneficially owned by such Reporting Entity.

         (c) Except as described in paragraph (a) above, here have been no transactions during the last sixty days which were effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

         Except as referred to above, and in Items 3, 4 and 5 of this statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated as of May 27, 1999, by and among the Reporting Entities.

         2. Purchase Agreement, dated as of December 22, 1998, among the Company and the Purchasers, incorporated by reference to the same document included as
Exhibit 99.1 to Current Report on Form 8-K filed by the Company on December 23, 1998, under SEC File No. 1-12905 (the "Company Form 8-K").

         3. Statement of Resolution of Series B 8% Cumulative Perpetual Preferred Stock of the Company incorporated by reference to the same document included as Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 ("Company Form 10-K").

         4. Form of Series A Warrant incorporated by reference to the same document included as Exhibit 4.6 to the Company Form 10-K.

         5. Form of Series B Warrant incorporated by reference to the same document included as Exhibit 4.7 to the Company Form 10-K.

         6. Form of Series C Warrant incorporated by reference to the same document included as Exhibit 4.8 to the Company Form 10-K.

         7. Registration Rights Agreement, dated as of December 22, 1999, among the Company and the Purchasers incorporated by reference to Exhibit 7.2(b)(iv) of the Purchase Agreement, included as Exhibit 99.1 to the Company Form 8-K.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 1999                   WARBURG, PINCUS EQUITY
                                       PARTNERS, L.P.

                                       By:      Warburg, Pincus & Co.,
                                                General Partner

                                       By:        /s/ Stephen Distler
                                                --------------------------------
                                                Stephen Distler
                                                Partner


Dated: May 27, 1999                    WARBURG, PINCUS & CO.

                                       By:        /s/ Stephen Distler
                                                --------------------------------
                                                Stephen Distler
                                                Partner


Dated:  May 27, 1999                   E.M. WARBURG, PINCUS & CO., LLC


                                       By:        /s/ Stephen Distler
                                                --------------------------------
                                                Stephen Distler
                                                Managing Director

                                   Schedule I

         Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WP, EMW and WPEP are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             General Partners of WP

                                                       Present Principal Occupation in Addition to Position
Name                                                   with WP, and Positions with the Reporting Entities
----                                                   ----------------------------------------------------

Joel Ackerman                                          Managing Director and Member, EMW
Alvaro J. Aguirre                                      Managing Director and Member, EMW
Harold Brown                                           Senior Managing Director and Member, EMW
W. Bowman Cutter                                       Managing Director and Member, EMW
Elizabeth B. Dater                                     Managing Director and Member, EMW
Cary J. Davis                                          Managing Director and Member, EMW
Stephen Distler                                        Managing Director, Member and Treasurer, EMW
Harold W. Ehrlich                                      Managing Director and Member, EMW
Kyle F. Frey                                           Managing Director and Member, EMW
John L. Furth                                          Managing Director and Member, EMW
Stewart K.P. Gross                                     Managing Director and Member, EMW
Patrick T. Hackett                                     Managing Director and Member, EMW
Jeffrey A. Harris                                      Managing Director and Member, EMW
William H. Janeway                                     Senior Managing Director and Member, EMW
Robert Janis                                           Managing Director and Member, EMW
Douglas M. Karp                                        Managing Director and Member, EMW
Charles R. Kaye                                        Managing Director and Member, EMW
Henry Kressel                                          Managing Director and Member, EMW
Joseph P. Landy                                        Managing Director and Member, EMW
Sidney Lapidus                                         Managing Director and Member, EMW
Kewsong Lee                                            Managing Director and Member, EMW
Reuben S. Leibowitz                                    Managing Director and Member, EMW
S. Joshua Lewis                                        Managing Director and Member, EMW
Scott T. Lewis                                         Managing Director and Member, EMW
David E. Libowitz                                      Managing Director and Member, EMW
Brady T. Lipp                                          Managing Director and Member, EMW
Stephen J. Lurito                                      Managing Director and Member, EMW




Lynn S. Martin                                         Managing Director and Member, EMW
Nancy Martin                                           Managing Director and Member, EMW
Edward J. McKinley                                     Managing Director and Member, EMW
Rodman W. Moorhead III                                 Senior Managing Director and Member, EMW
Maryanne Mullarkey                                     Managing Director and Member, EMW
Howard H. Newman                                       Managing Director and Member, EMW
Gary D. Nusbaum                                        Managing Director and Member, EMW
Sharon B. Parente                                      Managing Director and Member, EMW
Dalip Pathak                                           Managing Director and Member, EMW
Lionel I. Pincus                                       Chairman of the Board, CEO, and Managing Member,
                                                       EMW; and Managing Partner, Pincus & Co.
Eugene L. Podsiadlo                                    Managing Director and Member, EMW
Ernest H. Pomerantz                                    Managing Director and Member, EMW
Brian S. Posner                                        Managing Director and Member, EMW
Arnold M. Reichman                                     Managing Director and Member, EMW
Roger Reinlieb                                         Managing Director and Member, EMW
John D. Santoleri                                      Managing Director and Member, EMW
Steven G. Schneider                                    Managing Director and Member, EMW
Donald C. Schutltheis                                  Managing Director and Member, EMW

Sheila N. Scott                                        Managing Director and Member, EMW
Harold Sharon                                          Managing Director and Member, EMW
Eugene J. Siembieda                                    Managing Director and Member, EMW
Barbara Tarmy                                          Managing Director and Member, EMW
James E. Thomas                                        Managing Director and Member, EMW
Donna M. Vandenbulcke                                  Managing Director and Member, EMW
John L. Vogelstein                                     Vice Chairman and Member, EMW
Elizabeth H. Weatherman                                Managing Director and Member, EMW
Pincus & Co.*
NL & Co.**


                   *New York limited partnership; its primary
                 activity is ownership interest in WP and EMW.
            **New York limited partnership; its primary activity is
                           ownership interest in WP.

                                 MEMBERS OF EMW


                                                       Present Principal Occupation in Addition to
                                                       Position with EMW, and Positions with the
Name                                                   Reporting Entities
----                                                   -------------------------------------------
Joel Ackerman                                                     Partner, WP
Alvaro J. Aguirre                                                 Partner, WP
Harold Brown                                                      Partner, WP
W. Bowman Cutter                                                  Partner, WP
Elizabeth B. Dater                                                Partner, WP
Cary J. Davis                                                     Partner, WP
Stephen Distler                                                   Partner, WP
P. Nicholas Edwards (2)
Harold W. Ehrlich                                                 Partner, WP
Kyle F. Frey                                                      Partner, WP
John L. Furth                                                     Partner, WP
Stewart K.P. Gross                                                Partner, WP
Patrick T. Hackett                                                Partner, WP
Jeffrey A. Harris                                                 Partner, WP
William H. Janeway                                                Partner, WP
Robert Janis                                                      Partner, WP
Douglas M. Karp                                                   Partner, WP
Charles R. Kaye                                                   Partner, WP
Richard H. King (2)
Henry Kressel                                                     Partner, WP
Rajiv B. Lall (4)
Joseph P. Landy                                                   Partner, WP
Sidney Lapidus                                                    Partner, WP
Kewsong Lee                                                       Partner, WP
Reuben S. Leibowitz                                               Partner, WP
S. Joshua Lewis                                                   Partner, WP
Scott T. Lewis                                                    Partner, WP
David E. Libowitz                                                 Partner, WP
Brady T. Lipp                                                     Partner, WP
Stephen J. Lurito                                                 Partner, WP
John W. MacIntosh (1)
Lynn S. Martin                                                    Partner, WP
Nancy Martin                                                      Partner, WP
                                                                  Partner, WP
Edward J. McKinley


James McNaught-Davis (2)
Rodman W. Moorhead III                                            Partner, WP
Maryanne Mullarkey                                                Partner, WP
Howard H. Newman                                                  Partner, WP
Gary D. Nusbaum                                                   Partner, WP
Sharon B. Parente                                                 Partner, WP
Dalip Pathak                                                      Partner, WP
Lionel I. Pincus                                                  Managing Partner, WP; Chairman of the
                                                                  Board and CEO, EMW; Managing Partner,
                                                                  Pincus & Co.
Eugene L. Podsiadlo                                               Partner, WP
Ernest H. Pomerantz                                               Partner, WP
Brian S. Posner                                                   Partner, WP
Arnold M. Reichman                                                Partner, WP
Roger Reinlieb                                                    Partner, WP
John D. Santoleri                                                 Partner, WP
Steven G. Schneider                                               Partner, WP
Donald C. Schultheis                                              Partner, WP
Sheila N. Scott                                                   Partner, WP
Harold Sharon                                                     Partner, WP
Dominic H. Shorthouse (2)
Eugene J. Siembieda                                               Partner, WP
Chang Q. Sun (3)
Barbara Tarmy                                                     Partner, WP
James E. Thomas                                                   Partner, WP
Donna M. Vandenbulcke                                             Partner, WP
John L. Vogelstein                                                Partner, WP
Elizabeth H. Weathermen                                           Partner, WP
Jeremy S. Young (2)
Pincus & Co.*

(1)      Citizen of Canada
(2)      Citizen of United Kingdom
(3)      Citizen of People's Republic of China
(4)      Citizen of India
* New York limited partnership; its primary activity is ownership interest in WP and EMW.

                                  EXHIBIT INDEX


1. Joint Filing Agreement, dated as of May 27, 1999, by and among the Reporting Entities.

2. Purchase Agreement, dated as of December 22, 1998, among the Company and the Purchasers, incorporated by reference to the same document included as Exhibit 99.1 to Current Report on Form 8-K filed by the Company on December 23, 1998, under SEC File No. 1-12905 (the "Company Form 8-K").

3. Statement of Resolution of Series B 8% Cumulative Perpetual Preferred Stock of the Company incorporated by reference to the same document included as Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 ("Company Form 10-K").

4. Form of Series A Warrant incorporated by reference to the same document included as Exhibit 4.6 to the Company Form 10-K.

5. Form of Series B Warrant incorporated by reference to the same document included as Exhibit 4.7 to the Company Form 10-K.

6. Form of Series C Warrant incorporated by reference to the same document included as Exhibit 4.8 to the Company Form 10-K.

7. Registration Rights Agreement, dated as of December 22, 1999, among the Company and the Purchasers incorporated by reference to Exhibit 7.2(b)(iv) of the Purchase Agreement, included as Exhibit 99.1 to the Company Form 8-K.